February 9, 2012

Via Federal Express and EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn.: Rufus Decker, Accounting Branch Chief

RE:	CryoPort, Inc.

Form 10-K for the Year Ended March 31, 2011

Filed June 27, 2011

Form 10-Q for the Period Ended September 30, 2011

Filed November 14, 2011

File No. 1-34632

Dear Mr. Decker:

On behalf of CryoPort, Inc. (the “Company”), I am responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 31, 2012 addressed to the undersigned, with respect to the Company’s Form 10-K for the year ended March 31, 2011 and Form 10-Q for the period ended September 30, 2011, as filed with the Commission on June 27, 2011 and November 14, 2011, respectively. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

Form 10-Q for the Period Ended September 30, 2011

Controls and Procedures, page 26

1. You disclose that your disclosure controls and procedures were effective subject to the various limitation on effectiveness set forth under the heading “Limitations on the Effectiveness of Internal Controls.” Please revise your conclusion to state, without using qualifying language such as “subject to the various limitations,” whether your disclosure controls and procedures were effective or not as of September 30, 2011. See Item 307 of Regulation S-K.

The Company notes the Commission’s comment and advises the Commission that, in future filings, the Company will revise its conclusion to state, without qualification, whether its disclosure controls and procedures were effective or not as of the required date. For your reference, the following is the Company’s proposed disclosure for its Form 10-Q for the fiscal quarter ended December 31, 2011 which the Company expects to file with the Commission on or before February 14, 2012:

“Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the timelines specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management

225 BROADWAY    •    SUITE 430    •SAN DIEGO, CA 92101•    TEL (619) 481-6800

www.cryoport.com

recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 at the reasonable assurance level.”

Further, the Company advises the Commission that the Company’s disclosure controls and procedures were effective as of September 30, 2011 at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting, page 26

2. Please confirm that there were no changes in internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please also revise future filings beginning with your next Form 10-Q to disclose whether or not there have been such changes during your last fiscal quarter. Refer to Item 308(c) of Regulation S-K.

The Company notes the Commission’s comment and hereby advises the Commission that there were no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2011 that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting. Further, the Company hereby advises the Commission that, in the Company’s future filings, commencing with its next quarterly report on Form 10-Q, the Company will disclose whether or not there had been any changes in the Company’s internal control over financial reporting during the applicable period that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please do not hesitate to give me a call at (619) 481-6802.

Very truly yours,

/s/ Robert S. Stefanovich

Robert S. Stefanovich

Chief Financial Officer

cc:	Larry G. Stambaugh, Chief Executive Officer
Mark R. Zichell, Esq., Snell & Wilmer

225 BROADWAY    •    SUITE 430    •SAN DIEGO, CA 92101•     TEL (619) 481-6800

www.cryoport.com